SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL CNPJ/ME 76.483.817/0001-20 - NIRE 41300036535 CVM registration 1431-1 (CPLE3, CPLE5, CPLE6) NYSE (ELP, ELPC) LATIBEX (XCOP, XCOPO) SPECIAL MEETING OF PREFERRED SHAREHOLDERS CALL NOTICE The holders of preferred shares issued by Companhia Paranaense de Energia - Copel are hereby called to attend a Special Meeting of Preferred Shareholders, to be held exclusively in digital form, pursuant to art. 124 of Law no. 6404/76 - Brazilian Corporate Law and CVM Resolution no. 81/2022 - RCVM 81, on November 17, 2025, at 11 a.m., on first call, and therefore considered to be held at the Company’s headquarters, via the Ten Meetings digital platform (https://assembleia.ten.com.br/915871385), to decide on the following agenda: 1. Pursuant to paragraph 1 of article 136 of the Brazilian Corporate Law, ratification (“PN Ratification”) of the mandatory conversion of all preferred shares issued by the Company (“PN”) into common shares and class “C” preferred shares, registered, book-entry and without nominal value (“PNC”), compulsorily redeemable, at a ratio of one new common share and one new PNC share for each PN share (“PN Conversion”). Documents referring to the matter to be discussed at the Special Meeting of Preferred Shareholders, including the Management’s Proposal and the Manual for Participation in Shareholders’ Meetings, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (ri.copel.com). It should be clarified that, under the terms of the Management Proposal and Participation Manual, prior to the date scheduled for the Special Meeting of Preferred Shareholders, the Company will complete the process of unification of class “A” (“PNA”) and class “B” (“PNB”) preferred shares, with the mandatory conversion of all PNB shares into PNA shares. Thus, the Special Meeting of Preferred Shareholders will consider the participation of all shareholders currently holding preferred shares (PN), since all will be holders of PNA shares prior to this Special Meeting, in accordance with the dates that will be disclosed by the Company in due time. The Meeting will be held exclusively in digital mode, so as to promote greater accessibility for shareholders and increase efficiency in the process of organizing and conducting the Meeting. Thus, shareholder participation may be: a) through a voting ballot, the template for which is available to shareholders on the following websites: the Company’s (ri.copel.com), Brasil, Bolsa, Balcão - B3 and Brazilian Securities and Exchange Commission (CVM); or b) via digital platform (Ten Meetings), which shall be accessed personally or by a dully appointed proxy, according to RCVM 81. Shareholders may participate in the Meeting whether or not they have sent in the ballot paper. If they have sent it and choose to also participate in the Meeting, they may change the votes cast via Ballot by expressing this decision at the beginning of the Meeting. The Ballots may be sent, under the terms of CVM Resolution no. 81/2022, through the shareholders' custody agents, to the Central Depositary of B3 or, if the shares are in a book-entry environment, to the bookkeeper (Itaú Corretora de Valores S.A.) or, also, directly to the Company, in accordance with the guidelines set out in the Proposal, by November 31, 2025 or, in the case of service providers, within the period set by them. To participate in the Meeting via Digital Platform, up to 2 days before the Meeting is held, that is, until November 15, 2025, the shareholder must access the Ten Meetings platform (https://assembleia.ten.com.br/915871385) fill in all the registration data and attach all the documents necessary for their qualification to participate and/or vote in the Meeting, namely: • Natural Person Shareholder: a) valid identification document with photo of the shareholder and the proxy, if applicable; b) instrument granting powers to a third party, if the shareholder participates through a proxy; and c) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting. • Legal Entity Shareholder or Investment Fund: a) valid identification document with photo of the legal representative; b) documents proving representation, including a copy of the minutes of the election of the director(s) who represent the shareholder attending the Meeting or who, as the case may be, grant(s) the power of attorney to attend the Meeting, and the power of attorney instrument; c) in the case of an investment fund, copies of: i. regulations of the fund in effect; ii. the articles of association or bylaws of its manager or administrator, as the case may be, in compliance with the fund's voting policy; and d) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting. For participation through a proxy, the granting of representation powers must have taken place less than one (1) year prior, pursuant to art. 126, paragraph 1 of the Brazilian Corporate Law. In addition, in compliance with the provisions of article 654, paragraph 1 and paragraph 2 of the Civil Code, the power of attorney must contain an indication of the place where it was given, the full qualifications of the grantor and the grantee, the date and purpose of the grant with the designation and extent of the powers conferred. Natural persons who are holders of Copel shares may only be represented at the Meeting by a proxy who is a shareholder, officer of the Company, lawyer or financial institution, as provided for in art. 126, paragraph 1 of the Brazilian Corporate Law. Legal entities that are shareholders of the Company may be represented by a proxy appointed in accordance with their articles of association or bylaws and in accordance with the rules of the Civil Code, without the need for such person to be an officer of the Company, a shareholder or a lawyer (Proc. CVM RJ2014/3578, j. 4.11.2014). Shareholders who fail to register and/or report the absence of receipt of access instructions in the manner and within the time limits set out above and in the Proposal will not be able to participate in the Meeting. On the date of the Meeting, the shareholder's attendance will only be recorded by accessing the electronic system, in accordance with the instructions and within the times and deadlines published by the Company. Pursuant to CVM Resolution no. 81/2022, additional information and instructions for access to the Digital Platform and/or submission of the Voting Ballot are included in the Proposal. Curitiba, October 24, 2025 Marcel Martins Malczewski Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date October 24, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.